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Securities and Exchange Commission
Trading and Markets

MAR 0 4 2019

RECEIVED

19008181

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65467

8-65467

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Brock Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 Fifth Avenue - 39th Floor
(No. and Street)

New York	**NY**	**10175**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Brock **212-209-3000**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Sobel & Company
(Name - if individual, state last, first, middle name)

293 Eisenhower Pkwy	**Livingston**	**NJ**	**07039**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Charles L. Brock, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Brock Securities LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Authorized Signatory

Subscribed and sworn to before me this 27th day of February 2019

Notary Public

WILHELMINA A LYDON
NOTARY PUBLIC STATE OF NEW YORK
QUEENS COUNTY
REG. NO. 01LY4892396
COMM. EXP. May 4 2019

This report* contains (check all applicable boxes):

- [✓] (a) Facing page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROCK SECURITIES LLC
REPORT PURSUANT TO RULE 17a-5(d)
DECEMBER 31, 2018

Contents

SOBEL & CO. LLC

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Brock Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brock Securities LLC as of December 31, 2018, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Brock Securities LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Brock Securities LLC's management. Our responsibility is to express an opinion on Brock Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Brock Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of this financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

We have served as Brock Securities LLC's auditors since 2018.

Livingston, New Jersey
February 27, 2019

BROCK SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2018

ASSETS

Cash		$ 437,196
Accounts receivable		106,818
Other assets		28,767
	Total Assets	$ 572,781

LIABILITIES AND MEMBERS' EQUITY

Accrued Expenses		$ 27,034
Due to Related parties		125,224
	Total Liabilities	152,258
Members' equity		420,523
Total Liabilities and Members' Equity		$ 572,781

The accompanying footnotes are an integral part of these financial statements.

BROCK SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTES TO FINANCIAL STATEMENTS:

NOTE 1 – ORGANIZATION AND OPERATIONS:

Brock Securities LLC (The "Company"), a limited liability company, was organized in the state of Delaware on July 13, 2002. The Company is a securities broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition
Adoption of New Accounting Standards: On January 1, 2018, the Company adopted, the Financial Accounting Standards Board (FASB), ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. Accordingly, the Company does not expect this guidance to have a material impact on its financial or regulatory capital. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. The Company applies the modified retrospective method of adoption which resulted in no adjustment to member's equity as of January 1, 2018

Accounts Receivable
The Company recognizes revenue from placement fees, success fees and other service fees in the period they are earned and are reasonably assured as collectible. Accounts Receivable are reviewed periodically. The Company has not made provisions for bad debt expense or any amount of allowance for uncollectable accounts at year-end since it has determined that there is no need for any write-offs

NOTE 3 - NET CAPITAL:

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $284,938 at December 31, 2018, which exceeds required net capital of $100,000 by $184,938.

NOTE 4 – SIGNIFICANT GROUP CONCENTRATION OF RISK:

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2018, there were no customer accounts having debit balances, which presented any risks, nor was there any exposure with any other transaction conducted with any other broker.

NOTE 5 – RELATED PARTY TRANSACTIONS:

The Company has an expense sharing agreement with the parent. During, 2018 the Parent forgave a payable to the Company for $114,545. As of December 31, 2018, the Company owed the parent $125,224.

NOTE 6 – PROVISIONS FOR INCOME TAXES:

The Company was organized as a sole member LLC and as such, no provision for federal and state taxes have been made since the Company in not a taxable entity. The member is liable for the taxes on the Company's income or loss.

FASB provides guidance for how uncertain tax provisions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of the tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2018 management has determined that there are no material uncertain income tax positions.

BROCK SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 7 – RULE 15C3-3:

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

NOTE 8 – CONCENTRATIONS:

During 2018, four engagements accounted for approximately 85% of the Company's revenue.

NOTE 9 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for lessee with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and relate disclosures

NOTE 10 – SUBSEQUENT EVENTS:

Subsequent events have been evaluated and no events have been identified which require disclosure.